

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Mr. Joseph J. Euteneur
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

> Re: **Sprint Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Form 10-KT for Transition Period from January 1, 2014**
>   **To March 31, 2014**
> **Filed May 27, 2014**
> **File No. 001-04721**

Dear Mr. Euteneuer:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements for Clearwire Corporation and Subsidiaries for the 190 Days Ended July 9, 2013, and for the Years Ended December 31, 2012 and 2011

Independent Auditor's Report for the 190 Days Ended July 9, 2013, page F-48

1.   Please amend the filing and include a signed accountant's report as required by Rule 2-02 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-49

2.   Please amend the filing and include a signed accountant's report as required by Rule 2-02 of Regulation S-X.

Form 10-KT for the Transition Period from January 1, 2014 to March 31, 2014

Financial Statements for Clearwire Corporation and Subsidiaries for the 190 Days Ended July 9, 2013, and for the Years Ended December 31, 2012 and 2011

Independent Auditor's Report for the 190 Days Ended July 9, 2013, page F-52

3.   Please amend the filing and include a signed accountant's report as required by Rule 2-02 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-53

4.   Please amend the filing and include a signed accountant's report as required by Rule 2-02 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Joseph J. Euteneur
Sprint Corporation
July 14, 2014
Page 3

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph
Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3810
with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director